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Exhibit 99.2

                           UNIFAB INTERNATIONAL, INC.
                          ANNOUNCES MIDLAND INVESTMENT

      New Iberia, LA - (Business Wire) - August 2, 2002; UNIFAB International, Inc. (NASDAQ: UFAB) and Midland Fabricators and Process Systems, L.L.C., jointly announced today that they have scheduled a closing of Midland's investment in UNIFAB, for Tuesday, August 13, 2002. The transaction was first publicly announced at the end of April. Upon closing, Midland will acquire a 90% interest in UNIFAB in exchange for $10 million currently outstanding on UNIFAB's senior secured credit facility. Midland will also convert the remaining amount outstanding under UNIFAB's senior secured credit facility, approximately $12.6 million, into a secured subordinated debenture due in 2007. Midland will also guarantee a new $7 million senior secured line of credit for UNIFAB.
      The NASDAQ SmallCap Market, on which UNIFAB's common stock is traded, has granted a waiver of its shareholder approval requirement to allow UNIFAB and Midland to close the transaction on August 13, 2002, based upon a finding by UNIFAB's Board of Directors that a prompt closing is in the best interests of UNIFAB and its shareholders. "We are excited about closing this transaction next week. It substantially improves our overall balance sheet and particularly our working capital and financial foundation. We hope that our increased financial strength and liquidity, together with the new depth of management that Midland is bringing to our Company, who are all well respected in our industry, will allow UNIFAB to strongly compete again in the offshore fabrication business," said Peter Roman, the interim Chief Executive Officer and Chief Financial Officer of UNIFAB.
      Midland is a company owned by William A. Hines and his family. Mr. Hines, who was a Director of UNIFAB from 1998 until March 2001, has extensive experience in the oil field service industry, and currently owns a number of oil field service related companies. After the closing, Mr. Hines will serve the Company as Chairman of the Board. Mr. Allen C. Porter, Jr., one of the founders of Allen Tank, Inc., will be the President and Chief Executive Officer of UNIFAB International, Inc. and, President of Allen Process Systems, LLC. Mr. William Downey, formerly a Vice President and Chief Operating Officer of Gulf Island Fabricators, Inc., will be the Executive Vice President and Chief Operating Officer of UNIFAB International, Inc. and President of Universal Fabricators, LLC.
      At the closing, UNIFAB will issue 738 shares of its preferred stock to Midland in exchange for the cancellation of $10 million outstanding under UNIFAB's senior secured credit facility. Simultaneously, Midland will exchange the remaining amount outstanding under UNIFAB's senior secured credit facility for a secured subordinated debenture in the approximate amount of $12.6 million. The UNIFAB preferred stock issued to Midland will be converted into a total of 73,800,000 shares of UNIFAB common stock when additional shares of common stock become authorized. Midland's secured subordinated debenture will be convertible, at Midland's option, into UNIFAB common stock at a price of $0.35 per share.
      As of the closing, Mr. Charles Broussard will resign from UNIFAB's Board of Directors. Mr. George Yax and Mr. Perry Segura will remain on the Board. Mr. Hines will join the Board as Chairman, and Mr. Donald Moore, formerly the Managing Partner of the New Orleans office of Ernst & Young, LLC, Mr. Allen C. Porter, Jr., Mr. William Downey and Mr. Frank Cangelosi, Midland's Chief Financial Officer, will also serve on the Board. All directors will serve until the 2002 annual meeting of shareholders.
      "Midland is very pleased that this transaction will close soon. We look forward to working with UNIFAB's customers, vendors, employees and management, and hope to bring stability and value to the Company. We are committed to maintaining UNIFAB's world-recognized reputation for quality construction and workplace safety. We are very hopeful that we can help bring value to UNIFAB's shareholders," said Mr. Hines.
      UNIFAB International, Inc. is an industry leader in the custom fabrication of topside facilities, equipment modules and other structures used in the development and production of oil and gas reserves. The Company designs and manufactures specialized process systems, refurbishes and retrofits existing jackets and decks, provides design, repair, refurbishment and conversion services for oil and gas drilling rigs and performs offshore piping hook-up and platform maintenance services.
      Statements made in this news release regarding UNIFAB's expectations as to its future operations of UNIFAB and other statements included herein that are not statements of historical fact are forward-

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looking statements that depend upon the following factors, among others:
continued demand for the services provided by UNIFAB and availability of skilled employees. Should any of these factors not continue as anticipated, actual results and plans could differ materially from those expressed in the forward-looking statements.